SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45245S108

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,295,412
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,295,412

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,295,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,295,412
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,295,412

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,295,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,295,412
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,295,412

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,295,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.1%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Partners II Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,507,546
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,507,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,507,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

This filing constitutes (i) Amendment No. 9 (“Amendment No. 9”) to the statement of beneficial ownership relating to Common Stock, $0.01 par value (the “Common Stock”), of ImageWare Systems, Inc., a Delaware corporation (the “Issuer”) on Schedule 13D filed by Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), and Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (the “Principals”) on July 15, 2020 (the “Initial Schedule 13D”), as previously amended by Nantahala and the Principals through the filing of Amendment No. 1 (“Amendment No. 1”) on August 28, 2020, Amendment No. 2 (“Amendment No. 2”) on October 1, 2020, Amendment No. 3 (“Amendment No. 3”) on October 15, 2020, Amendment No. 4 (“Amendment No. 4”) on November 19, 2020, Amendment No. 5 (“Amendment No. 5”) on March 8, 2021, Amendment No. 6 (“Amendment No. 6”) on April 12, 2021, Amendment No. 7 (“Amendment No. 7”) on June 10, 2021 (the Initial Schedule 13D, Amendment No. 8 (“Amendment No. 8”) on October 7, 2021 (the Initial Schedule 13D, as amended previously and by this Amendment No. 9, this “Schedule 13D/A”), and (ii) Amendment No. 5 (“NCP II Amendment No. 5”) to the initial Schedule 13D filing by Nantahala Capital Partners II Limited Partnership (“NCP II”) filed as part of Amendment No. 4 on November 19, 2020, as previously amended as part of Amendment No. 5 on March 8, 2021 (“NCP II Amendment No. 1”), as part of Amendment No. 6 on April 12, 2021 (“NCP II Amendment No. 2”), as part of Amendment No. 7 on June 10, 2021 (“NCP II Amendment No. 3”) and as part of Amendment No. 8 on October 7, 2021 (“NCP II Amendment No. 4”). Nantahala, the Principals, and NCP II are referred to herein as the “Reporting Persons”. Except as specifically amended by this Amendment No. 9, the Initial Schedule 13D, as previously amended, remains unchanged. Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D.

Nantahala and the Principals previously filed a Schedule 13G as Reporting Persons with respect to the Common Stock of the Issuer, as most recently amended with the Securities Exchange Commission on February 14, 2020, reporting that the Reporting Persons beneficially owned 9.5% of the issued and outstanding shares of Common Stock.

Item 3.	Source and Amount of Funds

Item 3 is hereby supplemented by incorporation of the disclosure set forth in and Item 5(c) of this Amendment No. 9.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by the addition of the following:

See the disclosure regarding the 2021 Loan Agreement in Item 6 of this Amendment, which is incorporated herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), and 5(c) are hereby amended and restated as follows:

(a) and (b) The aggregate percentages of Common Stock beneficially owned by the Reporting Persons are based upon 347,236,158 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 10, 2021 as reported by the Issuer on Form 10-Q filed November 15, 2021, plus 269,519,722 shares of Common Stock that would be issued upon the conversion of Series D Preferred Stock held by the Nantahala Investors, which additional shares of Common Stock are deemed outstanding for the purposes hereof by Rule 13d-3(d)(1).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to have shared voting and investment power over and to beneficially own the 8,775,690 shares of Common Stock held by the Nantahala Investors and the 269,519,722 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, representing approximately 45.1% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to have shared voting and investment power over and to beneficially own the 278,295,412 shares of Common Stock beneficially owned by Nantahala, representing approximately 45.1% of the issued and outstanding shares of Common Stock of the Issuer.

NCP II may be deemed to beneficially own 1,281,131 of these shares of Common Stock held by it and 49,226,415 of the shares of Common Stock issuable upon the conversion of the Series D Preferred Stock held by it. Nantahala exercises investment and voting power over these shares, and NCP II disclaims beneficial ownership of these shares.

(c) On December 31, 2021, the Nantahala Investors received 159 shares of Series D Preferred Stock from the Issuer as a dividend payment on shares of the Series D Preferred Stock. NCP II received 29 of these shares of Series D Preferred Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is hereby supplemented by the addition of the following:

On December 29, 2021, Nantahala Capital Management, LLC and funds and accounts that it manages (including NCP II) entered into a Term Loan and Security Agreement (the "2021 Loan Agreement"), with the Issuer, pursuant to which such funds and accounts (the “Lenders”) will provide to the Issuer a secured term loan credit facility in an aggregate amount of up to $2.5 million on the terms and conditions further described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2022 (the “2021 Loan Agreement 8-K”). This summary is qualified by reference to the disclosure in the 2021 Loan Agreement 8-K and the 2021 Loan Agreement attached thereto as Exhibit 10.1.

As further described in the 2021 Loan Agreement 8-K, pursuant to the 2021 Loan Agreement each Lender shall have the right, but not the obligation, on mutually agreed upon terms, to exchange each such Lender’s pro rata portion of shares of the Issuer’s Series D Preferred held by such Lender for a mutually agreed upon portion of certain future borrowings under the 2021 Loan Agreement, and in the case of any such Exchange, the Issuer is required to offer to all holders of Series D Preferred (including NCP II and such other funds and accounts as hold Series D Preferred beneficially owned by the Reporting Persons) the opportunity, but not the obligation, to exchange each such holder’s pro rata portion of shares of the Series D Preferred held by such holder for participation in certain subsequent draws under the 2021 Loan Agreement.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby supplemented by the addition of the following exhibit:

Exhibit C	Loan and Security Agreement, dated December 29, 2021, among ImageWare Systems, Inc., and certain funds and separate accounts managed by Nantahala Capital Management, LLC, and the other lenders set forth on the signature pages thereto (incorporated by reference to the ImageWare Systems, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2022).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2022

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

NANTAHALA PARTNERS II LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC
Its General Partner

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack